Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No.: 001-33335)

The following communications were made available by posts on Twitter:

Tweet 1: Great read > RT @jowyang: Comcast CEO wants his customer service to be like Uber [link to http://www.usatoday.com/story/money/business/2014/03/18/comcast-ceo-interview/6577633/] [link to http://corporate.comcast.com/images/comcast-twc-legend.pdf]

Tweet 2: Comcast seeks Uber-like customer service [link to http://www.usatoday.com/story/money/business/2014/03/18/comcast-ceo-interview/6577633/] via @usatoday [link to http://corporate.comcast.com/images/comcast-twc-legend.pdf]

Tweet 3: RT @HilliconValley: Comcast CEO: Net neutrality is good business [link to http://thehill.com/blogs/hillicon-valley/technology/201177-comcast-ceo-net-neutrality-is-good-business] [link to http://corporate.comcast.com/images/comcast-twc-legend.pdf]

The following articles written by third parties were made available via links provided in the above communications:

Article 1:

Roger Yu, and Mike Snider, USATODAY, 10:48 a.m. EDT March 19, 2014

Comcast seeks Uber-like customer service

With its $45 billion proposal to acquire Time Warner Cable awaiting federal approval, Comcast CEO Brian Roberts vowed Tuesday to bring Uber-like quality to the company's much-maligned customer service.

Referring to the widely praised, consumer-friendly car-hire firm, Roberts acknowledged in a meeting with USA TODAY's editorial board that the perception of Comcast's poor customer service lingers. But he said the company is making fresh efforts to ease the headaches.

Uber "is fantastic," he said, wielding his iPhone to demonstrate a new Comcast app that lets customers schedule an appointment and troubleshoot set-top boxes remotely. "I need to (be able) to push the button and see where my truck is. We're beginning to make our service look like Uber."

That such improvements — including the app and the company's new cloud-based set-top box — will be extended to TWC relatively quickly if and when the companies merge remains a key selling point in Roberts' attempt to combine the nation's two largest cable operators. "We want to scale it and bring it to customers next year," he said. TWC customers "don't have the same speed."

The acquisition would give Comcast access to New York and Los Angeles, key media markets that the company has coveted. Combined, Comcast and TWC occupy about 40% of the Internet service market, or about 32 million customers. They would also hold about 30% of the pay-TV market.

Roberts downplayed critics' concern that the combined company would exert financial pressure on TV networks and stations, video streamers and other suppliers, or that it would extend preferential treatment to favored content.

Given the growing popularity of mobile devices and streaming, Comcast's primary interest, Roberts said, is to expand its broadband Internet business, not thwart it.

There's a growing pressure in the industry to introduce a la carte structure for pay-TV subscribers in which consumers would be able to buy only the channels they want. Roberts deflected the notion, but said Comcast is working on providing more pay-TV subscription tiers. "We have been negotiating the right to create more flexibility around that," he said.

While Verizon FiOS, AT&T U-Verse and others compete with Comcast in some markets, a large portion of the merged company's customers would have only a satellite-based Internet operator as an option. That's a prospect that concerns consumer advocates, who seek affordable pricing for a service that's becoming increasingly essential.

But Roberts stressed that the deal wouldn't limit competition, pointing out that the two companies have no overlapping service areas.

When Comcast bought a majority stake in NBC Universal in 2011, it agreed to several FCC mandates that last seven years. They include broadening Internet access to low-income households and not discriminating against third-parties that seek access to Comcast's distribution channels. Comcast says it'll extend these concessions to TWC.

The company's critics, including Sen. Al Franken, D-Minn., say the cable behemoth has a history of breaching its obligations, including the NBC Universal-related concessions, a charge Roberts rejects.

The CEO reiterated his support for the principles of the open Internet (often referred to as net neutrality), under which all content providers receive equal treatment. But when asked directly if he would extend the NBC concessions when they expire in 2018, he declined to make such a commitment. He said he supports the FCC's efforts to draft new open Internet rules (the commission's previous rules were struck down by a court earlier this year).

Article 2:

March 19, 2014, 01:07 pm

Comcast: Net neutrality is good business

By Kate Tummarello

Comcast has business motivations to follow the Obama administration's now-defunct net neutrality rules, according to CEO Brian Roberts.

Comcast, which announced its plans last month to merge with Time Warner Cable in a deal that would combine the country's biggest cable companies, will continue to treat all Internet traffic the same, the company's CEO said in an interview with USA Today.

"Getting broadband connectivity to our customers ... means you want to have the best experience," Roberts said, adding that consumers don't want their Internet providers to block or slow access to certain websites.

"I think the ship has long ago sailed in terms of charging companies for [a] high speed fast lane."

Roberts said his company will work with the Federal Communications Commission as it attempts to rewrite its net neutrality rules, which kept Internet providers from blocking or slowing access to certain websites and was struck down by a federal court earlier this year.

"Having some clarity ... is helpful to give our customers confidence, to give Wall Street the confidence" to invest in the company, he said.

The company's investors want to ensure that Comcast's base of Internet subscribers continues to grow, he said. "It's the first thing our Wall Street investors will ask us."

Outside of business reasons to treat all Internet traffic the same, Comcast committed to practicing net neutrality when it purchased NBC Universal in 2011.

"The merger doesn't change some of the net neutrality conversations," Roberts told USA Today.

Those commitments will extend to Time Warner Cable customers if the merger is approved by federal regulators, Roberts said when he announced the deal last month.

Roberts pushed back on reports of Comcast's recent deal with Netflix. The two companies announced last month that they would connect directly — instead of through a third party, which is how the companies had connected historically — in the hopes of boosting Netflix performance for Comcast subscribers.

The deal between the two companies was "misreported in the beginning," he said, and "really was not a change in how the Internet has performed."

Ultimately, the agreement benefits Netflix, Comcast and the consumers who subscribe, he said. "Their cost, I believe, at Netflix will be down and give a better experience to their consumers and to our consumers."

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on

February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.